

Rentberry

Renting Done Right. Finally.

Spring 2020

Summary

 Team
30 People

 Capital Raised
$10 mln

 Launched
2017

 International
40+ Countries

 Headquarters
San Francisco

 Properties
6 mln+

 

Investment Opportunity

SAFE Agreement

Valuation: $9 mln



$1.0 mln
Open to Investors

$1 mln
Successfully Raised

$7.6 mln
Successfully Raised

$2.1 mln
Successfully Raised

2016

2017

2020

Rentberry
Overview



Renting is the New Buying

5 to 6 million families will become new renting households in the US alone over the next 10 years. Renting has become an economic and lifestyle choice for 46% of those under the age of 45.

FLEXIBILITY. FREEDOM. LESS RISK.

There is a Challenge in the Long-Term Rental Market



Tenants

want transparency and save valuable time



Homeowners

want to lease to quality tenants at the highest price

Current Platforms Lack the Solution and Technology



RentPath™ · **radpad** · **apartment list** · **Zillow®**

zumper · **craigslist** · **lovely** · **trulia** real estate search

Painful experience with brokers	**Absence of transparent application process**	**Inability to save on move-in costs**
Time-consuming platforms	**Incomplete business models**	**Outdated design and features**

Rentberry's Solution for Easy Rentals

How it works

1	2	3	4	5
Select Property	Analyze Competition	Submit Application	E-Sign Lease	Manage Rental

INTUITIVE. FAST. SIMPLE.

Efficient and Secure for Property Owners



Online Applications

Instant decision making process



Rental Price Bidding

Receive higher bids from prospective tenants



E-Sign Contracts

E-sign all rental agreements



Quality Leads

Syndicate properties to top real estate platforms



Reviews & Ratings

Receive valuable insight on prospective tenants



On-time Rent Payments

Flexible payment options

Saving and Comfortable for Renters



Full Rental Experience

First and only closed loop platform



Instant Savings

Save thousands during move-in



Intelligent Analysis

Have full visibility into the rental process



No Spam

All listings are current and verified



Virtual Reality

Perform online open house visits and save time



Maintenance Request

Instant and hassle-free communication with landlords

Timeline



First Round
$1 mln

National Platform
(5,000+ US Cities)

Global Platform
(40+ Countries)

Third Rund
$3.1 mln

Jul 2016

Jun 2017

Sep 2018

Mar 2020

Mar 2017

Dec 2017

Nov 2019

Rentberry
(Residential)

Second Round
$7.6 mln

Floorly Beta
(CRE)

Investors & Partnerships

Institutional and Angel Investors From:



Partnerships With:



Corporate Structure & IP



Investors

↓

Rentberry Inc.

↓

Owns

↓

IP

Brands **Trademarks**

Patents

* Includes the code written for web and mobile apps as of Jan 1, 2020



224 Domains

46 Trademarks

Intellectual Property

1 Patent

431,707 lines of code*

Brands

(residential platform)
rentberry.com

(real estate blog)
landlordtips.com

(commercial platform)
floorly.com



International Presence

🌐 **40+ Countries**

Properties

- ⬤ 100,000 +
- ⬤ 3,500 - 6,000
- ⬤ 2,000 - 3,500
- ⬤ 500 - 2,000
- ⬤ 10 - 500

Largest Markets in the US



New York, 8%

California, 15%

Texas, 16%

Florida, 8%

*Information from Google Analytics. Users. Jan 1st, 2019 – Dec 31st, 2019.

The US Market is Huge



44 mln

units rented each year



87 bln USD

blocked as rental deposits



694 bln USD

spent on rent each year

*Information from nhmc.org and Yardi Matrix.

Flexible Revenue Model

 Tenants

Application fee	**$9.99** per application
Screening Fee	**$19.99** per property

 Landlords

Property promotion (30 days)	**$49.99** per property
E-sign, rent collection & cloud data storage	**$19.99** per property

 Agents

Agent fee	**$24.99** monthly per agent

*Does not include revenue from other sources (such as sale of renters insurance, leads to moving companies, etc.)

 Enterprise

Residential properties (homes, apartments & condos)	**$1.00** monthly per property
Commercial properties (offices, retail stores & malls)	**$0.02** monthly per sq. ft.

$7 Billion Yearly Market Opportunity

Revenue from Tenants:



111 mln tenants × 3 offers yearly × 9.99 USD application fee = 3.3 bln USD

Revenue from Landlords:



44 mln rental units × 1 ad yearly × 49.99 USD promotion fee = 2.2 bln USD



44 mln rental units × 1 year rental agreement × 19.99 USD e-sign/storage = 0.9 bln USD

Revenue from Agents:



2 mln agents × 12 months subscription × 24.99 USD agent fee = 0.6 bln USD

* Information for the US market. Does not include revenue from the commercial real estate

Financial Projections (mln)

$ **Cash Balance** (April 2020): **$2.5 mln**



Revenue from Agents

Revenue from Tenants

Revenue from Landlors

2022
5
14
27

2021
2
3
17

2020
0.5
0.1
4.8

Experienced Team




Oleksiy Lubinsky
CEO

UC Berkeley
Business Administration &
Economics

CityHour, Deloitte, Raiffeisen,
Seven Hills

Successful entrepreneur
responsible for defining
Rentberry's vision

30
Dedicated
People

450
Years of Combined
Experience



Denis Golubovsky
CTO

Full stack engineer and focus
driven coder with 12 years of
experience



Alex Kotovskov
Head of Design

Distinguished UI/UX web and
mobile designer



Aleksey Humenuk
CMO

SEO and social media
marketing veteran



Lily Ostapchuk
CPO

Product launch and business
development expert

Industry Exits

Rentberry Advantage:

New approach to market pain points that current rental solutions do not solve

The only trully international real estate platform operational in 40+ countries













$3.5B		acquired	
$3.0B		acquired	
$1.7B		acquired	
$585M		acquired	
$525M		acquired	
$414M		acquired	
$385M		acquired	
$355M		acquired	

Traction

MAU **231k**

Pageviews **1.9mln**

46k

242k

Nov, 2018   May, 2019   Oct, 2019   Apr, 2020

Nov, 2018   May, 2019   Oct, 2019   Apr, 2020

 **Properties**
6 mln+

 **Average Increase In Rent**
6%

 **Transaction Growth**
2019: 213%

 **Users**
2019: 900k

 **Average Decrease In Rent**
8%

 **Partnerships**
30

*Information from Google Analytics.

2019 Performance



Users ↗ 195%
- 306k — 2018
- 900k — 2019

Sessions ↗ 207%
- 377k — 2018
- 1.2mln — 2019

Pageviews ↗ 503%
- 1.1mln — 2018
- 6.9mln — 2019

Listings ↗ 402%
- 783k — 2018
- 3.9mln — 2019

Cities ↗ 190%
- 6k — 2018
- 19k — 2019

* Information fro Google Analytics. Jan 1st, 2018 – Dec 31st, 2019.

Leading Industry Partnerships



Emaar
U.A.E

Capitalization: **$9.7 bln**

Owner of the largest shopping mall in the world (The Dubai Mall) and the tallest building in the world (Burj Khalifa).

Gross leasing area of shopping malls: 5.8 MM sq. ft.

In Q4 2019 the platform for commercial real estate was completedeted

Brand used: **Floorly**

Next Steps

 **Capital Raise Target:
$3.1 mln
(70% secured)**

  

Accomplished to date:

- ✓ Built dedicated team
- ✓ Proved business model
- ✓ Established strong customer base
- ✓ Secured key partnerships
- ✓ Achieved strong media coverage
- ✓ Secured high profile investors
- ✓ **Successfully raised $10 mln**

Funding will help us:

- ○ Fully patent technology
- ○ Increase user base
- ○ Add product functionality
- ○ Implement financial monetization
- ○ Expand commercial real estate platform
- ○ Enter senior housing space
- ○ Continue international growth

Platform
Overview



Global Rental Platform

**Available
in 40+ countries**

**Customizable rental
experience**

**Extensive search
capabilities**

Unique Auction Technology

Online application management

Full visibility into competition

E-signing capability

Your Offer

	Security Deposit	Monthly Rent
	$8,500	$3,500

All Applications

It's your chance. Make a good offer and grab this place.

Pets	Deposit Offer	Rent Offer
	$8,500	**$3,850**
	$8,500	**$3,750**
	$8,500	**$3,350**



1. Your Offer   2. Additional Info

Low Demand
0–3 applicants

$2,100

Average Price Offer

See All Applications

Monthly Rent

| − | **$2,000** | + |

Asking Price: $2,000
Highest Offer: $2,200

Security Deposit

| − | **$3,000** | + |

Asking Deposit: $3,000
Highest Offer: $3,000

Match Highest   Beat Highest

Transparent Application Process

Comprehensive tenant verification

Instant decision-making

Complete online data storage

1. Application Details

2. Confirmation

 **Cynthia Porter**
Contact

 **Megan Parks (roommate)**
Contact

228 Park Ave S,
New York, NY 10003-1502

$3,450

Date of Birth	09/11/1985
Phone	(541) 754-3010
Email	porter@gmail.com

Documents


passport.pdf


W-2.pdf


bank.pdf


employment.pdf

 Cynthia Porter
Application Details
$3,450
+$600 / year
Respond

 Megan Parks
Application Details
$3,450
+$600 / year
Respond

 Kyle Wheeler
Application Details
$3,350
−200 / year
Declined

 James Barnes
$3,450

Reviews & Ratings

Complete tenant & landlord profiles

Former landlords references

Property review by previous tenants

Properties 1   Messages 1   Where do you want to live?

Reviews   Rental History

Cynthia Porter
New York

4.9 TENANT SCORE

Justin Hicks   August 21, 2018

Cynthia was a fantastic tenant,
apartment in great shape. High

Li Wei

Very nice tenant, good commu
apartment. Recommending to a

Lori Clark

Cynthia has been my tenant in
inform future landlords that Cy
and flexible to resolve any unfo
landlords.

Contacts

(541) 754-3010
porter@gmail.com

About

I am a software engineer with

Reviews   **Rental History**

July, 2016 — August, 2018

Landlord   Justin Hicks
Landlord

Address   228 Park Ave S,
New York, NY 10003-1502

Monthly rent $3,450

Term   2 year

Admin Panel

Full revenue potential

Distributed management rights

High occupancy rate

Properties 2   Messages 1   Contracts

Where do you want to live?

Peter Olson sent a message
5 hours ago

Contract Request
9 hours ago

Contract Request
1 day ago

See all activity

Number of Properties
720

Rented Properties
+14% This Month

Waiting for Signature
View All

Signed Contracts
View All
450

Manage Properties

Ethan Newman	**58 Properties**	
Details	72% Rented	
Maria Gilbert	**102 Properties**	
Details	54% Rented	
Mike Parks	**70 Properties**	
Details	44% Rented	

View All Managers

Calendar   ‹ April 2018 ›

SUN	MON	TUE	WED	THU	FRI	SAT
March 27	28	29	30	31	1	2
Move-in at 9:00AM		Payment Dates		Contract Expiration		
		+ 2 more		+ 5 more		
3	4	5	6	7	8	9
	Contract Expiration		Move-in at 10:00AM			Payment Dates at 9:00AM

iOS & Android Apps

Rental process on the go

Expanded target audience

Engaging customer experience



Disciaimer

Contact Information



Rentberry

201 Spear Street, Suite 1100
San Francisco, CA 94105

Oleksiy Lubinsky
CEO
+1-415-603-0707
o.lubinsky@rentberry.com